UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EARNINGS RELEASE FourthQuarter2025 March 2026 EARNINGS RELEASE FOURTH QUARTER 2025 Buenos Aires, Argentina, March 6, 2026 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the fourth quarter of 2025. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values Ticket: EDN Ratio: 20 Shares ClassB= 1ADR NumberofShares Net ofTreasury 875.7 MillionofShares | 43.8 MillionofADRs Total Shares 906.5 MillionofShares | 45.3 MillionofADRs MarketCapitalization ARS 1,634,898,893,307 | USD 1,144,954,634.71 On Monday, 9th, 2026, at 10 am Buenos Aires / 9 am New York time, the Company will host a webcast to discuss Edenor’s 4Q25 results. The presentation will be given by Germán Ranftl, Edenor’s Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system. Webcast Information DATE: March 9, 2026 TIME: 10am BA / 9 am Nueva York Germán Ranftl ChiefFinancialOfficer Lucila Ramallo DeputyInvestor RelationsManager www.edenor.com investor@edenor.com Tel: +54 (11) 4346-5511 4Q 2025 EARNINGS WEBCAST TO JOIN THE WEBCAST PLEASE Click here Price ARS 1867| USD 26,15 03/05/26 2 EARNINGS RELEASE FOURTH QUARTER 2025 AGENDA 3 • Highlights& RegulatoryFramework • FinancialResults • OperatingIndicators • Investments • FinancialDebt • Summary EARNING RELEASE FOURTH QUARTER 2025 01 HIGHLIGHTS & Regulatory Framework EARNINGS RELEASE FOURTH QUARTER 2025 Positive regulatorychanges, 5-Year (2025-2030) Integral TariffReviewcompleted WHAT CHANGED SINCE JANUARY 2025 Key Milestones Towards Edenor’s Normalization Revenues(in millionofpesos) Jan-25 Feb-25 Apr-25 May-25 Jan-25 -Dec-25 Oct-25 Dec-25 • Edenor submitted a new tariff proposal to the ENRE, to be evaluated in a public hearing. • TheENRE helda public hearing to define electricitydistributiontariffsforthenext5-years (2025-2030). • Approval of the 5-Year tariff review, includingautomaticmonthly adjustments of0.42% above inlation comprised of CPI (33%) and IPM (67%). • Debt regularization with CAMMESA is being paid through payment plans in 72 –75 monthly installments. • 12M25 tariffshaveincreased37% vs. CPI of32% vs. 41% FX depreciation. • Monthly average tariff increase of3.1% since August 2024. • Edenor filed a claim of “regulatory asset” calculated by independent third parties. • The Secretary of Energy is already analyzing company’s claim. • ENRE authorized the company to modify the frequency of meter readings from bimonthly to monthly. $272,639 12M25 12M24 12M25 12M24 $2,990,891 $2,687,708 $571,975 EBITDA (in millionofpesos) 110% 11% 5 Jan-26 Mar-26 • Automaticmonthlyadjustmentscontinue to be applied. On March 2026 there was 2.5% increase on the VAD. EARNINGS RELEASE FOURTH QUARTER 2025 Revenues(in millionofpesos) CAPEX (in millionofpesos) Collectability (%) EBITDA (in millionofpesos) 12M25 12M24 $2,990,891 $2,687,708 $272,639 12M25 12M24 $571,975 $394,892 $512,004 12M25 12M24 95.75% 95.32% 12M25 12M24 110% 11% 6 Thenormalizationoftariffswasreflectedin EDENOR’S financialindicators. IMPROVED FINANCIAL PERFORMANCE EARNING RELEASE FOURTH QUARTER 2025 02 FINANCIAL RESULTS EARNINGS RELEASE FOURTH QUARTER 2025 Revenues: Rose to ARS 706,123 million in 4Q25 (+4% in constant currency vs. 4Q24). This was mainly due to the tariff regularization including the impact of February 2024 tariff adjustment (319.2%) and subsequent monthly adjustments since August 2024 (3.1% on average). The number of clients at 4Q25 reached 3.39 million (+1% vs. 4Q24). Energy Purchases: Reached ARS 385,999 million in 4Q25, representing a 1% decrease compared to the ARS 391,206 million recorded in the same period of the previous year, with a cumulative total of ARS 1,737,629 million (+13% vs. 12M24). The variation as of December 2025 is mainly explained by a rise in demand, higher generation prices, and a reduction in subsidies. Distribution Margin: Reached ARS 320,124 million in 4Q25, representing an 11% increase compared to 4Q24. Accumulative distribution margin as of December 2025 totaled ARS 1,253,262 million (+9% vs. 12M24). This was mainly driven by tariff increases (3.1% average monthly) and higher demand. Net Financial Results: During the year, financial results decreased by 38%, reaching ARS 377,238 million, mainly driven by a reduction in outstanding debt and lower interest expenses related to CAMMESA. Fourth quarter financial results rose, reaching ARS 61,445 million in 4Q25 (+50% vs. 4Q24). Net Results: For 4Q25, a profit of ARS 45,675 million was recorded, compared to a loss of ARS 21,399 million in 4Q24. The main reasons for the difference are the positive impact of the tariff adjustment and the increase in RECPAM. Investments: For4Q25, capex was ARS 103,415 millionwith an accumulative total of ARS 394,892 million. 8 EDENOR invested ARS 394,892 in 2025 and achieved improvements in main operating indicators. IMPROVEMENT IN RESULTS. EARNINGS RELEASE FOURTH QUARTER 2025 9 *4Q25: 876,768 customersbenefitedfromSocial Tariff Sales volumes in 4Q25 totaled 5,379 GWh, (+3.94% vs. 4Q24) mainly due to the effect on demand from residential and small commercial clients. Edenor's client base reached 3.39 million (+1% vs 4Q24), which was mainly due to an increase in the number of residential and medium-size commercial clients. With the continuation of our efforts to improve market discipline, a total of 3,729 energy meters were installed in the fourth quarter of 2025, which were largely designed to convert informal, unreported connections into fully transparent connections in the electricity distribution system. During 2025 8,156 smart meters were installed in all T3 clients. GWhPart. %CustomersGWhPart. %Customers% GWh% CustomersResidential *10,621 46.3%3,019,427 10,452 46.0%2,973,286 1.6%1.6%Small commercial2,050 8.9%327,445 2,048 9.0%326,942 0.1%0.2%Medium commercial1,527 6.7%32,517 1,515 6.7%31,868 0.8%2.0%Industrial3,409 14.9%7,316 3,503 15.4%7,265 (2.7%)0.7%Wheeling System3,886 16.9%883 3,809 16.8%807 2.0%9.4%Others Public lighting599 2.6%21 585 2.6%21 2.3%0.0%Social Neighbhoods and others859 3.7%683 813 3.6%650 5.7%5.1%Total22,952100%3,388,29222,726100%3,340,8390.99%1%GWhPart. %CustomersGWhPart. %Customers% GWh% CustomersResidential *2,396 44.5%3,019,427 2,162 41.8%2,973,286 10.8%1.6%Small commercial496 9.2%327,445 480 9.3%326,942 3.1%0.2%Medium commercial374 7.0%32,517 373 7.2%31,868 0.4%2.0%Industrial831 15.5%7,316 877 16.9%7,265 (5.2%)0.7%Wheeling System973 18.1%883 995 19.2%807 (2.3%)9.4%Others Public lighting134 2.5%21 132 2.5%21 1.7%0.0%Social Neighbhoods and others177 3.3%683 156 3.0%650 13.0%5.1%Total5,379100%3,388,2925,175100%3,340,8393.94%1%20252024Variation4Q 20254Q 2024Variation Energy sales volume increased by 3.94% in 4Q25. ENERGY SALES VOLUMES EARNINGS RELEASE FOURTH QUARTER 2025 Trendin Sales 10 SALES SalesvariationinGWh 2025 vs 2024formainsegments. 1,6% 0,1% 0,8% -0,2% 2,3% 5,7% Residenciales Comercios Pequeños Comercios Medianos Industriales y Peaje Alumbrado público Barrios Populares 1,0% VS 2024 LTM and monthlysales variationin GWh vs. prior year AveragetemperatureforDec-25 was1.5º lowerthanDec-24 1,2% -5,3% 2,6% 0,0% -10,1% 16,7% -2,5% -3,0% 4,2% -0,2% -5,0% 16,6% -2,9% -3,8% -1,5% -1,1% -2,7% -0,5% -1,0% -1,4% -0,3% -0,2% -0,6% 1,0% Variación TAM Variación mensual Small Commercial Medium Commercial Industrial Public Lighting Low income neighborhoods Residential -0,2% EARNINGS RELEASE FOURTH QUARTER 2025 11 Cost management improvements: Operating expenses for 4Q25 decreased 6%, reaching a total of ARS 283,354 million. This was mainly driven by optimization and efficiency improvements in the use of materials and inventory (-81%), a 23% reduction in professional fees, and lower depreciation of right-of-use assets. On a cumulative basis, during 2025 salaries and social security expenses decreased by 6%, reflecting the implementation of a development and retirement plan aimed at promoting talent renewal. At the end of December 2025, collectability was 95.75%, resulting in a period-end accrued bad debt of ARS 95,395 million. Lower operating expenses in 4Q25 (-6% vs. 4Q24) OPERATING EXPENSES EARNINGS RELEASE FOURTH QUARTER 2025 EBITDA 2025 ARS 572 Billion 12 • Includes an accumulated gain of ARS 218 billion due to the positive effect of the regularization agreement with CAMMESA for outstanding balances. Not including the CAMMESA gain, EBITDA was ARS 354 billion, up 30% YoY. • Positive impactwasduetohigherrevenuesas a resultofthe5-Year TariffReview, includingtheinitialadjustment(319.2% as ofFebruary16, 2024), plus monthlyadjustments(3.1% average). • Increase in energy purchases due to the reduction of subsidies, which established limits of 250 kw in N3 and 350 kw in N2. • Cost management contributed to the positive results, with focus on streamlining operations and technology. EBITDA 12M2025 ARS 572 Billion +110% EBITDA 4Q25 ARS 97 Billion +28% EARNING RELEASE FOURTH QUARTER 2025 03 OPERATING RESULTS EARNINGS RELEASE FOURTH QUARTER 2025 14 SAIDIhours/ year/ customer SAIFI times / year/customer -75% -67% At the end of the fourth quarter of 2025, the SAIDI and SAIFI indicators were 6.81 hours and 2.96 average outages per client, respectively, in the period, which are improvements of 75% and 67% , respectively, compared to 2017. These levels are the lowest observed since 2017 and are below the Regulator’s requirements. This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network. QUALITY STANDARDS Note: SAIDI: Measures the number of hours a user is without service per year | SAIFI: Measures the number of times a user is without service per year. Requested Real EARNINGS RELEASE FOURTH QUARTER 2025 15 Driving Innovation and Efficiency in Loss Mitigation: We continue to leverage the potential of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME (“market discipline”) actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage. Measurable Strides in Inspection and Detection: From October to December 2025, a substantial total of 66,822 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 46.3%. This stands in comparison to the same period in the prior year when 130,635 inspections yielded an efficiency rate of 43.0%. Recovery Initiatives and Redefining Balance: To the inspections of MIDE and conventional meters was added the normalization of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters. Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country clubs and closed neighborhoods. Despite our consistent efforts, cases of repeat fraud have continued. Energy losses LTM at December2025 were15.7%. ENERGY LOSSES LTM EARNING RELEASE FOURTH QUARTER 2025 04 INVESTMENTS EARNINGS RELEASE FOURTH QUARTER 2025 17 INVESTMENTS New Supplies Network Structure Energy Recovery Others 418.415 49.218 42.105 303.183 49.604 44.371 PROJECTS COMMISSIONED • 132 kV busbar expansion at Zappalorto Substation • 132 kV undergroundtransmissionline (8.75 km) connectingZappalorto–Merlo • New Puertos del Lago Substation(33/13.2 kV, 2x20 MVA) • New Martínez Substation(132/13.2 kV, 2x80 MVA) PROJECTS EXPECTED IN 2026 • ExpansionofBancalariSubstation(132/13.2 kV) to2x80 MVA –May 2026 • New 132 kV busbarat Paso del Rey Substation–June 2026 • DecommissioningofNewbery Substation(27.5 kV) and interconnectionwithColegiales Substation–June 2026 • New Moreno Substation(132/13.2 kV, 2x80 MVA) –July2026 • Installationofa third300 MVA transformerat ZappalortoSubstation(220/132 kV) –September2026 ARS 512,004 M ARS 394,892 M + 2 New Substations + 8,156 smart meters installed in all of Edenor’s T3 clients Accum 12M25 ARS 395 Billion 4Q25 ARS. 103 Billion EARNING RELEASE FOURTH QUARTER 2025 05 FINANCIAL DEBT 19 FINANCIAL DEBT Total Financial Debt Class 3 Class 5 Class 7 Class 8 Class 9 Total Existing Notes + Loans Outstanding as of December 30, 2025: USD 782M (Net Debt USD 657M) Notes: (1) Edenor reopened Class 7 Notes in February 2026, adding USD 90 million. Total outstanding Class 7 Notes as of February 2026: USD 474 million. (2) On March 2, 2026, Class 8 Notes were fully precancelled. AR$ denominatedNotes wereconvertedtoUSD at theExchange ratereportedin theirrespective NoticeofResults. ARS-denominated loans were converted into USD using an exchange rate of ARS 1,446. Notes Loans 84% 16% Class 7 Senior Notes as of December 2025 FINANCIAL DEBT & RATINGS Clase 5 Clase 7 Clase 8 Clase 9 Senior Notes as of December 2025 20 2026 191 210.33 128.33 128.33 128.33 128.33 128.33 82 96 80 15 2028 2029 2030 Ratings EARNING RELEASE FOURTH QUARTER 2025 06 SUMMARY EARNINGS RELEASE FOURTH QUARTER 2025 Edenor is in a solid position, benefiting from changes that have strengthened its financial profile, well-positioned for the energy transition (new technologies, improvements and efficiencies, environmental considerations). Improved long-term outlook driven by tariff normalization, with a positive impact on financial performance, credit ratings and working capital. The investment plan continues and is reflected in improvements in operational indicators. Successful debt regularization with CAMESSA. Edenor filed a claim of “Regulatory Asset”. New Businesses: In 2024, the Company’s corporate purpose was amended to provide greater flexibility and to capture opportunities related to the energy transition and the electrification of the economy. Diversified financing strategy with a solid track record of accessing local and international capital markets FINAL REMARKS EARNINGS RELEASE FOURTH QUARTER 2025 ABOUT EDENOR Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.39 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 4Q25, edenor sold 5,379 GWh of electricity and purchased 6,398 GWh (including demand from the toll system), registering revenues for 4Q25 of ARS 706,123 million. Net earnings for the fourth quarter 2025 were a profit of ARS 45,675 million. EARNINGS RELEASE FOURTH QUARTER 2025 INVESTOR RELATIONS CONTACTS investor@edenor.com | Tel. +54 (11) 4346 5511 Lucila Ramallo | Deputy Investor Relations Manager German Ranftl | Chief Financial Officer EARNINGS RELEASE FOURTH QUARTER 2025 25 Forthetwelve-monthperiodendedonDecember31, 2025 and 2024 Valuesexpressedin constantcurrencybasis. ConsolidatedStatementofComprehensive Income. EARNINGS RELEASE FOURTH QUARTER 2025 26 Forthetwelve-monthperiodendedonDecember30, 2025 and 2024. Valuesexpressedat historicalvalues ConsolidatedStatementComprehensive Income. EARNINGS RELEASE FOURTH QUARTER 2025 27 Forthetwelve-monthperiodendedas ofDecember31, 2025 and December31, 2024 Valuesexpressedin constantcurrencybasis. ConsolidatedStatementofFinancialPosition12.31.202512.31.2024AR$AR$EQUITYShare capital 875 875 Adjustment to share capital 976,946 976,946 Additional paid-in capital 13,587 13,587 Treasury stock 31 31 Adjustment to treasury stock 20,892 20,892 Cost treasury stock (80,048) (80,048) Legal reserve 85,565 67,666 Voluntary reserve 971,625 655,278 Other comprehensive loss (5,803) (6,947) Accumulated profits 239,236 334,246 TOTAL EQUITY 2,222,906 1,982,526 LIABILITIESNon-current liabilitiesTrade payables 4,981 3,708 Other payables 337,710 246,876 Borrowings 704,553 466,925 Deferred revenue 139,276 142,244 Salaries and social security payable 10,520 8,190 Benefit plans 16,972 17,954 Deferred tax liability 840,587 904,778 Tax liabilities - - Provisions 24,006 28,286 Total non-current liabilities 2,078,605 1,818,961 Current liabilitiesTrade payables 527,048 998,155 Other payables 126,693 148,184 Borrowings 479,740 148,033 Deferred revenue 753 136 Salaries and social security payable 87,728 81,442 Benefit plans 2,010 1,896 Tax payable 115,772 45,101 Income Tax liabilities 93,625 - Provisions 24,503 10,646 Total current liabilities 1,457,872 1,433,593 TOTAL LIABILITIES 3,536,477 3,252,554 TOTAL LIABILITIES AND EQUITY 5,759,383 5,235,080 EARNINGS RELEASE FOURTH QUARTER 2025 28 Forthetwelve-monthperiodendedonDecember31, 2025 and 2024 Valuesexpressedin constantcurrencybasis. Condensed InterimConsolidatedStatementofCash Flows. EARNINGS RELEASE FOURTH QUARTER 2025 The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.” Further, if Edenor’s actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances. This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States. The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information. 29 DISCLAIMER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 6, 2026